UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2013

On November 15, 2013, the registrant issued a press release pertaining to its results of operations for the nine month period ended September 30, 2013. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in

2

these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Juan Manuel Parada
	Name:	Juan Manuel Parada
	Title:	Chief Financial Officer

Date: November 19, 2013

Third Quarter 2013
Revenues rose 14% (7% in USD) on the addition of our Colombian supermarket operation and selling space growth of 219,746 m2
Gross profit rose 14% with improved gross margins in Supermarkets, Shopping Centers and Financial Retail
Adjusted EBITDA grew 6% due to a higher contribution from Financial Services, Shopping Centers and Supermarkets divisions
Continued progress with Johnson integration, with Department Store EBITDA from Chilean operations increased 18.7% to CLP
5,090 million
Colombian supermarket rebranding complete, with all stores now using Cencosud brands
SAP Implementation in Brazil completed
cencosud

		Analysis by Business and Country	13
Contents		Capex	23
Financial Highlights 3Q13	2	Balance Sheet Summary	23

Cencosud Key Events for 3Q13	3	Debt Amortization Schedule (USD million)	24

Retail Market Commentary	3	Indebtedness	24

Financial Results	5	Cash Flow Summary	25

Overview 3Q13	6	Forward Looking Statements	28

Consolidated Performance	6	Reconciliation of Non-IFRS Measures to (Profit/Loss)	36

Financial Highlights 3Q13

■

Cencosud revenue increased 14% YoY in 3Q13 in CLP, with the consolidation of supermarkets in Colombia, new openings in the home improvement division and the launch of department store operations in Peru.

■

Cencosud added 162 stores and 1 shopping center, with an increase of 18% in selling space versus 3Q12. Excluding the Colombia acquisition, Cencosud added 66 stores and 1 shopping center with a selling space increasing 219,749 m2.

■

Gross profit rose 14.2% in CLP, with a double-digit increase in every division except Home Improvement and Department Stores which both showed positive single digit growth. Gross margin was flat at 27.3%, despite the addition of the lower-margin Colombian supermarket business which is still under integration.

■

Operating Income decreased 2.8% in 3Q13 vs. 3Q12 due to lower contributions from the Supermarket, Home Improvement and Department Store divisions, all of which are undergoing significant expansion, including new store openings. This effect was partially offset by a higher operating income from the Financial Service division.

■

Net income decreased 34.8% versus 3Q12, from CLP 66,913 million in 3Q12 to CLP 43,660 million in 3Q13. This was a result of higher financial costs (CLP 14,760 million) mainly due to higher debt levels related to acquisitions, as well as higher losses from indexation units (CLP 5,411 million).

■

Adjusted EBITDA[1] reached CLP 163,509 million, up 5.9% YoY on increased adjusted EBITDA from the Financial Services division, partially offset by a lower contribution from the Home Improvement division.

1Please see “Reconciliation of Non-IFRS measures” starting on page 33 for a reconciliation of EBIT, EBITDA and Adjusted EBITDA to Profit/Loss. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA is defined as EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect foreign exchange differences, increases (decreases) on revaluation of investment properties and gains or (losses) from indexation. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of revenues.

www.cencosud.com

Key Events

■

The Company completed the rebranding of the Carrefour Colombia supermarket assets. All Cencosud supermarkets in the country are now operating under Cencosud’s Jumbo and Metro brands. The Company also, launched the private label program and is working and to build brand awareness, with an advanced commercial and communication strategy.

■

In late September Cencosud and Itau finalized the Due Diligence on the planned joint venture for credit card operations in Chile and Argentina. The two companies are now working on the framework of an agreement to define the terms of the joint venture and its relevant subsidiaries.

■

Cencosud held an Investor Day on October 23 and 24 in Cartagena de Indias and Bogota, Colombia. More than 30 investors and research analysts attended to hear management present on the Company’s business and strategy, and to visit supermarket and home improvement facilities.

■	As of September 30, 2013 the Ownership Structure of the Company was:

Retail Market Commentary

Chile

The Chilean economy continued its deceleration in the third quarter, while still posting one of the highest growth rates in the region. Second quarter GDP grew 4.1% year-on-year, compared with 4.5% in the first quarter. In September, the Central Bank cut GDP estimates, putting GDP growth for 2013 within the 4.0% - 4.5% range compared with previous estimates of as high as 5.5%.

In the retail sector, supermarket sales for the quarter rose slightly from a year earlier, advancing 1.3% from the third quarter of 2012.

www.cencosud.com

Cencosud reported improved supermarket SSS, which rose 0.5% from a year earlier. Average ticket rose 3.9%. In home improvement, Chile continued its encouraging performance with a 5.9% increase over the same period last year. The increase is the result of growth in both number of same store tickets and average tickets.

Argentina

Argentina’s National Statistics Agency INDEC estimated inflation in September at 10.5%, in keeping with July and August figures to 10.6% and 10.5% respectively. Private estimates put the inflation rate at more than double this official rate. In this inflationary environment, retail sales showed strong growth in nominal terms from a year earlier: shopping center sales rose 14.3% year-on-year in September, while supermarket sales rose 16.9% year-on-year according to INDEC.

Cencosud showed a slight out performance in the third quarter, when compared with the Argentine supermarket sector. Supermarket SSS increased 17.8% from a year earlier, with a 25.7% rise in the average ticket. Home Improvement continued its recent strong performance, with SSS rising 25.2% from a year earlier, with the average ticket growing by 33.1%.

Brazil

The Brazilian retail sector was characterized by modest growth in the third quarter, with sales volume decreasing in June before showing positive gains in July and August, according to government statistics agency IBGE. However, consumer confidence dropped 2.6% and 2.7% year-on-year in August and September respectively, before falling 4.9% year-on-year in October, according to data from the Confederação Nacional de Industria. A survey of economists released by the Central Bank in early November shows that economists expect the Brazilian economy, Latin America’s largest, to grow by 2.3% this year, compared with an expectation of 3.3% at the start of the year.

Cencosud’s supermarket SSS in Brazil show a slight decrease of 0.6% year-on-year, in keeping with the weak economic environment. SS average ticket rose 6.0%

Peru

Peru’s economic and retail environment was mixed in the third quarter. In the first eight months of 2013, the Peruvian economy grew 4.91% according to national statistics agency INEI. This was the weakest performance since 2009, and the Central Bank warned that economic growth may be decelerating to “levels below its potential.“ The consumer confidence index, as measured by Apoyo Consultoria, fell from 62 in July to 50 in August, but rose to 56 September.

Cencosud’s performance in the quarter was in line with the second quarter, with supermarket same store sales up 2.0% year-on-year driven by an increase of 5.0% in the average ticket.

www.cencosud.com

Colombia

Consumer confidence in Colombia showed a sharp deterioration in the third quarter. The Fedesarrollo consumer confidence index fell from 27.4% in June to 14.6% in September. Total retail sales in August, the most recent month for which data is available, showed a 6.9% increase, according to the National Department of Statistics, DANE.

Cencosud’s supermarket SSS performance in the quarter was affected by labor actions in the agricultural and transportation sector with a consequent delay in advertising efforts. This led to a 13.9% drop in SSS, with a decline in both the average ticket and the number of tickets.

Financial Results

All figures are in Chilean pesos (CLP), except as otherwise provided, and presented in accordance with International Financial Reporting Standards (IFRS). Variations (%) refer to the comparison between 3Q13 and 3Q12.

In June 2013, Cencosud signed a memorandum of understanding (MOU) with Itau to form a joint venture to develop the financial retail business in Chile and Argentina. In relation to this venture and to comply with IFRS rules, Cencosud is from September 2013 reporting its results from discontinued operations from the Chilean and Argentinean financial retail business are accounted in only one line in the Consolidated Financial Statements. The results from those operations are in one line called “Profit (loss) from discontinued operations” which consolidates the result from the financial service operations from Chile and Argentina. The Company includes for comparison purposes each line of discontinued operations in the financial retail business segment. These lines are subtracted in the “Others” segment. Therefore results from discontinued operations are shown in one line called “Profit (loss) from discontinued operations”.

The figures and variations (%) expressed in USD were converted from Chilean pesos based on end-of-period exchange rates of CLP 473.8 and CLP 504.2 as of 3Q12 and 3Q13, respectively.

The exchange rates at the end of September 2013 and September 2012, and the variations between 3Q13 and 3Q12 are:

Exchange Rate	30/09/2013	30/09/2012	% change Sep. 2013 vs. Sep. 2012
CLP / USD	504.2	473.8	6.4%
CLP / AR$	87.1	100.9	-13.7%
CLP / Colombian	0.26	0.26	0.0%
CLP / Peruvian Nuevo Sol	181.4	182.6	-0.7%
CLP / Brazilian Real	226.6	233.8	-3.1%

www.cencosud.com

Overview 3Q13

Figures in USD MM	3Q 2013	3Q 2012	Change (%)	Change in local currency (%)
Revenues	4,827	4,504	7.2%
Chile	1,798	1,782	0.9%	9.0%
Brazil	932	1,035	-10.0%	4.4%
Argentina	1,251	1,278	-2.1%	21.6%
Peru	393	386	1.9%	9.7%
Colombia	452	22	1916.0%	2373.5%
Operating Results[2]	261	286	-8.7%
Operating Results[3]	205	248	-17.3%
Net Income	87	141	-38.7%

Stores	1,109	946	17.2%
Selling Space (m2)	4,197,794	3,559,313	17.9%
Employees (full time-basis)	154,879	140,794	10.0%

Consolidated Performance

Revenues

		Third Quarter				Nine-Month, ended September 30th
	USD MM	CLP MM as of September 30th			USD	CLP MM as of September 30th			USD
	2013	2013	2012	Δ %	Δ %	2013	2012	Δ %	Δ %
Revenues	4.827	2.433.983	2.134.010	14,1%	7,2%	7.279.663	6.364.232	14,4%	12,3%
Supermarkets	3.707	1.869.240	1.615.644	15,7%	8,7%	5.601.962	4.851.854	15,5%	13,8%
Home Improvement	568	286.256	261.165	9,6%	3,0%	842.063	774.898	8,7%	15,0%
Department Stores	434	218.619	202.714	7,8%	1,3%	654.877	598.589	9,4%	7,0%
Shopping Centers	95	47.831	45.627	4,8%	-1,5%	141.439	115.170	22,8%	7,8%
Financial Services	146	73.758	71.909	2,6%	-3,6%	221.871	216.031	2,7%	-0,2%
Others	-122	-61.722	-63.049	-2,1%	-8,0%	-182.548	-192.311	-5,1%	-9,9%

Consolidated revenues were CLP 2,434 billion in the third quarter of 2013, compared with CLP 2,134 billion in the third quarter of 2012, a 14% increase YoY. This increase was driven by the acquisition of the Colombian supermarket operation and higher revenues from all the business units, most notably Home Improvement and Department Stores. These factors were partially offset by the impact of currency movements, which reduced the CLP revenue from Argentina.

Supermarket revenues in 3Q13 increased 15,7% YoY, reaching CLP 1,869 billion, driven by the consolidation of the Colombian supermarket division (CLP 211,250 million) and the net opening of 62 new supermarkets in the region since September 2012 (excluding Colombia). Total supermarket selling space rose 32% to 2.3 million m2. Excluding supermarkets acquired in Colombia from Carrefour, supermarket selling space rose 9% to 1.9 m2.

2Operating result including discontinued operations

3Operating result excluding discontinued operations (FECU)

www.cencosud.com

Home Improvement revenues increased 9.6% YoY, reaching CLP 286 billion in 3Q13. Cencosud saw stronger sales across multiple countries, with a 5.9% SSS increase in Chile, 25.2% SSS increase in Argentina, 4.7% SSS increase in Colombia, and the net opening of two Easy stores in the region. These factors more than offset the negative effect of 13% currency devaluation in Argentina.

Department Store revenues totaled CLP 219 billion, up 7.8% YoY, driven by the continued strong performance of the Chilean operation and the contribution from Peruvian stores. In Chile, Paris and Johnson had sales growth of 5.1% and 6.0% respectively, with SSS growth of 11.8% in Johnson, demonstrating Cencosud’s success in integrating this business with Paris stores. Paris Peru contributed CLP 5,362 million of sales in 3Q13, reflecting the sales of three stores, six months after the opening of the first Paris store in the country.

Shopping Center revenues grew 4.8% YoY, reaching CLP 48 billion, driven by higher revenues from Argentina (despite currency devaluation) and the addition of the real estate operations in Colombia which contributed CLP 1,735 million of revenues.

Financial Services revenues increased 7.1% YoY, to CLP 74 billion. This reflected the integration of Colombian financial services and higher revenues from Peru and Argentina, partially offset by lower revenues from Chile as a result of the reduction in the average portfolio over the last twelve months.

Revenues by Business4

Gross Margin

		Third Quarter				Nine-Month, ended September 30th
	USD MM	CLP MM as of September 30th			USD	CLP MM as of September 30th			USD
	2013	2013	2012	Δ %	Δ %	2013	2012	Δ %	Δ %
Gross Profit	1.320	665.364	582.625	14,2%	7,3%	1.980.743	1.722.545	15,0%	12,7%
Supermarkets	922	464.664	400.059	16,1%	9,1%	1.376.525	1.200.379	14,7%	13,7%
Home Improvement	186	93.617	87.345	7,2%	0,7%	270.489	248.667	8,8%	7,2%
Department Stores	107	53.911	50.110	7,6%	1,1%	179.772	160.190	12,2%	10,8%
Shopping Centers	87	43.707	39.039	12,0%	5,2%	126.027	98.477	28,0%	20,2%
Financial Services	114	57.435	44.861	28,0%	16,2%	158.158	135.029	17,1%	16,9%
Others	-95	-47.969	-38.789	23,7%	7,3%	-130.229	-120.197	8,3%	12,7%

Gross Margin (%)	27,3%	27,3%	27,3%			27,2%	27,1%

Gross margin remained flat in 3Q13 (27,3%) reflecting better margins in the Supermarket, Shopping Centers and Financial Service divisions, offset by lower margins in the Home Improvement division.

4Net revenues do not include revenues from the “Other” segment.

www.cencosud.com

Gross Margin5 by Business

Supermarket gross margin was 24.9% in 3Q13 compared with 24.8% in 3Q12, excluding the effect of our Colombian operation gross margin rose to 25.6%, reflecting improved performance in Argentina, Brazil and Peru. In Argentina the improvement reflects the end of the price freeze which currently affects a basket of 500 products. In Brazil and Peru, the improvement is related to a Cencosud’s price strategy and the ongoing process of negotiations with suppliers at a regional level.

Home Improvement gross margin decreased from 33.4% in 3Q12 to 32.7% in 3Q13. In the case of Chile, the decrease is related to higher consumption of lower margin products and a temporary increase in logistic costs due to restructured processes which the Company expects will show results in the short and medium-term. In the case of Argentina, lower gross margin is related to an accounting reclassification, with the honorarium of the distribution center being incorporated into logistic costs starting January 2013. In the case of Colombia the decrease is related to accounting changes in the classification of revenues and rebates in order to harmonize accounting practices across the different businesses.

Department Stores gross margin remained stable at 24.7% in 3Q13 with improved margins in Chilean operations partially offset by a lower margin in Peru. In the case of Chile, the improvement in gross margin is due to stronger results from Johnson, which increased gross margin from 19.8% in 3Q12 to 23.3% in 3Q13. This effect was partially offset by expenses related to the launch of the Department Store division in Peru.

Shopping Centers gross margin increased to 91.4% from 85.6% in 3Q12, mainly due to an improved performance in Chile and Argentina and the integration of the Colombian real estate operations which contributed with CLP 1,698 million and a 97.8% gross margin. In the case of Chile, gross margin improved to 99.5% from 92.9% in 3Q12 related to lower cost of sales associated with the opening of Costanera Center and Portal Osorno in 3Q12.

5Gross profit does not include gross profit from the “Other” segment.

www.cencosud.com

Financial Services posted a gross margin of 77.9% in 3Q13 compared with 62.4% in 3Q12, reflecting higher margins in Chile, Argentina and Peru, which increased to 80.1%, 79.7% and 44.0% in 3Q13 from 61.1%, 75.1% and 42.5% in 3Q12 respectively. These improvements are mainly due to a decrease in cost of sales in Chile related to lower cost of funding, lower interest rates and changed working capital methodology.

Selling, General and Administrative Expenses (SG&A)

		Third Quarter				Nine-Month, ended September 30th
	USD MM	CLP MM as of September 30th			USD	CLP MM as of September 30th			USD
	2013	2013	2012	Δ %	Δ %	2013	2012	Δ %	Δ %
SG&A expenses	-1.163	-586.539	-485.220	20,9%	13,6%	-1.730.033	-1.449.824	19,3%	20,4%
Supermarkets	-809	-407.774	-331.951	22,8%	15,4%	-1.210.709	-1.001.576	20,9%	20,0%
Home Improvement	-158	-79.828	-68.503	16,5%	9,5%	-225.094	-199.647	12,7%	13,4%
Department Stores	-114	-57.520	-51.764	11,1%	4,4%	-174.266	-157.948	10,3%	11,0%
Shopping Centers	-19	-9.347	-6.432	45,3%	36,5%	-29.907	-19.749	51,4%	32,0%
Financial Services	-54	-27.023	-27.752	-2,6%	-8,5%	-96.609	-78.996	22,3%	41,6%
Others	-10	-5.047	1.182	-527,1%	-501,3%	6.551	8.092	-19,0%	76,1%

SG&A Margin (%)	-24,1%	-24,1%	-22,7%			-23,8%	-22,8%

SG&A expenses in 3Q13 were CLP 586,539 million, a 20.9% increase YoY. This increase reflected the Company’s increased revenues and selling space, including the acquisition of the Colombian supermarket operation and the opening of Home Improvement stores in Colombia and Department Stores in Peru. In the supermarket division, personnel expenses were also impacted by higher costs in Argentina.

www.cencosud.com

Operating Income

		Third Quarter				Nine-Month, ended September 30th
	USD MM	CLP MM as of September 30th			USD	CLP MM as of September 30th			USD
	2013	2013	2012	Δ %	Δ %	2013	2012	Δ %	Δ %
Operating Income	261	131.664	135.498	-2,8%	-8,7%	361.211	385.548	-6,3%	-8,8%
Supermarkets	117	59.229	69.720	-15,0%	-20,2%	174.062	202.789	-14,2%	-13,2%
Home Improvement	27	13.838	18.891	-26,7%	-31,2%	45.581	49.173	-7,3%	-13,2%
Department Stores	-5	-2.469	-1.784	38,4%	30,0%	6.726	2.296	192,9%	-6,2%
Shopping Centers	103	52.066	51.037	2,0%	-4,1%	131.474	136.355	-3,6%	0,5%
Financial Services	60	30.433	17.152	77,4%	66,7%	61.564	56.132	9,7%	-25,5%
Others	-43	-21.433	-19.518	9,8%	3,2%	-58.196	-61.197	-4,9%	-23,9%

Operating Margin (%)	5,4%	5,4%	6,3%			5,0%	6,1%

Operating income in 3Q13 was CLP 131,664 million, a 2.8% decrease YoY related to a decrease in Supermarkets and Home Improvement divisions as well as higher losses from department store, partially offset by an increase in Financial Services. Operating income from discontinued operations is CLP 28,280 million in 3Q13, CLP 17,883 million in 3Q12, and CLP 59,208 million and CLP 55,997 million in the period of 9 months ended September 30, 2012 and 2013 respectively.

Operating Result	3Q13	3Q12	9M 2013	9M 2012
Including Discontinued Operations	131.663.949	135.497.851	361.210.504	385.548.295
Discontinued Operations	28.280.176	17.883.398	55.997.259	59.207.645
Excluding Discontinued Operations	103.383.773	117.614.453	305.213.245	326.340.650

Operating Income 6 by Business

Supermarket operating income was CLP 59,229 million in 3Q13, compared with CLP 69,720 million in 3Q12, a 15.0% decrease YoY. This was a result of an operating loss of CLP 4,106 million in the Colombian operation and a lower result from Chilean operations. In the case of Colombia, results were affected by labor actions in the agricultural and transportation sector which caused supply chain problems throughout the third quarter. These actions have now come to an end and the supply chain is functioning as normal. In the case of Chile results reflect an increase in operating expenses related to the integration of 22 new stores which haven’t reached their maturity.

Home Improvement operating income was CLP 13,838 million in 3Q13, a decrease of 26.7% YoY. This was primarily due to lower results from Argentina where Cencosud had higher SG&A expenses related to government mandated salary increases. Additionally, Colombian operations posted increased SG&A due to the forthcoming openings of 3 Easy stores in Bogota and 1 in Medellin. These stores were previously Carrefour cash and carry stores, a format that Cencosud discontinued in the country.

6Operating income Graphics does not include income from the “Other” segment, other income by function and other gain (losses).

www.cencosud.com

Department Stores posted an operating loss of CLP 2,469 million in 3Q13 from CLP 1,784 million in 3Q12. The result reflects the operating loss of Peru, a three store operation, which contributed with a loss of CLP 1,475 million, almost totally offset by a better performance of Johnson, which diminished its losses by 43.5% in 3Q13. Operating loss in Chile diminished from CLP 1,784 million in 3Q12 to CLP 994 million in 3Q13.

Shopping Center operating income increased 2% in 3Q13 versus 3Q12; reaching CLP 52,066 million, as a result of better results from the Argentine operations and the contribution of the Colombian real estate operations. This was partially offset by lower results from Chilean operations due to higher personnel expenses related to a larger number of employees hired for the parking business.

Financial Services operating income increased 77.4% due to a higher result from Chile and Brazil, and the contribution of the financial service operations from Colombia. In the case of Chile the result is explained by lower operating expenses, as well as lower provision for losses as a consequence of more conservative lending policies.

Non-Operating Income7

	Third Quarter				Nine-Month, ended September 30th
	USD
	MM	CLP MM as of September 30th			CLP MM as of September 30th
	2013	2013	2012	Δ %	2013	2012	D%
Non Operating Income	-113	-56.743	-34.365	65,1%	-190.352	-124.622	52,7%
Participation in profit or loss of equity method associates	2	1.210	1.247	-2,9%	3.980	3.487	14,1%
Net Financial Costs	-105	-52.940	-36.562	44,8%	-158.235	-111.132	42,4%
Income (loss) from foreign exchange variations	6	3.100	3.652	-15,1%	-24.356	-708	3340,4%
Result of indexation units	-16	-8.113	-2.702	200,2%	-11.741	-16.269	-27,8%

In 3Q13, the Company registered a non-operating loss of CLP 56,743 million, compared to a non-operating loss of CLP 34,365 million in 3Q12. This is explained by higher financial costs due to a higher financial debt, a lower result from indexation units and lower result from foreign exchange variations.

Net Income

Net income for the quarter was CLP 43,660 million, a 34.8% decrease versus CLP 66,913 million recorded in 3Q12, primarily due to higher losses from indexation units, higher financial costs related to a higher debt and lower income from foreign exchange variations.

7Non-Operating Income includes “Participation in profit or loss of equity method associates” that was previously included in Operating Income. The Chilean Superintendence of Securities and Insurance, “Superintendencia de Valores y Seguros” or SVS, published a new model presentation of financial Statements 2012, on March 21 2012, where by Operating Results now includes Other Gain (Losses).

www.cencosud.com

Cencosud S.A. and subsidiaries

Reconciliation of Unaudited condensed interim consolidated statements of income by function

	For the nine month period ended September 30
	2013	2012
	ThCLP	ThCLP
Reconciliation of Statement of integral income
Net income reported in Chile	72,310,809	160,490,370
Plus: Litigation Provisioning (*)	22,408,663	-
Net income as adjusted	94,719,472	160,490,370
Basic earnings per share to controlling shareholders	26.6	70.2
Basic earnings per share as adjusted	34.8	70.2

(*)Class action lawsuit against the company “Cencosud Administradora de Tarjetas SA” filed in December 2006, whose non-appealable final judgment was notified by the First Chamber of the Supreme Court of Chile, dated April 24, 2013. This is a preliminary estimate of the provision and still needs to be ratified by the Supreme Court of Chile after subsequent filings for interpretation, rectification and amendment are addressed by the court. The ruling requires the company to reimburse cardholders for excess maintenance fees charged since 2006 plus inflation adjustment and interest. For purposes of Chilean regulatory reporting, this amount has been recognized in the Statements of Integral Income by function as of March 31, 2013, under the line “Other expenses by function in the Financial Statements reported in Chile. For purposes of filing with the Securities and Exchange Commission, this amount was already included in the financial statements as of and for the year ended December 31, 2012 presented under Form 20-F.

EBITDA

	Third Quarter					Nine-Month, ended September 30th
	USD MM	CLP MM as of September 30th			USD	CLP MM as of September 30th			USD
	2013	2013	2012	Δ %	Δ %	2013	2012	Δ %	Δ %
EBITDA	350	176,304	176,995	-0.4%	-6.4%	472.163	479.179	-1.5%	-2.7%
Supermarkets	185	93,300	91,484	2.0%	-4.2%	277,809	265,332	4.7%	3.3%
Home Improvement	37	18,757	23,429	-19.9%	-24.8%	60,103	62,217	-3.4%	-9.2%
Department Stores	7	3,704	4,289	-13.6%	-18.9%	25,031	21,594	15.9%	1.3%
Shopping Centers	107	53,852	53,081	1.5%	-4.7%	137,087	141,525	-3.1%	0.9%
Financial Services	62	31,482	18,059	74.3%	63.8%	64,544	58,587	10.2%	-23.4%
Others	-49	-24,791	-13,348	85.7%	74.5%	-92,412	-70,076	31.9%	4.7%

EBITDA Margin (%)	7.2%	7.2%	8.3%			6.5%	7.5%

Consolidated EBITDA for the quarter decreased 0.4% to CLP 176,304 million, compared to CLP 176,995 million in 3Q12. This was mainly due to lower EBITDA from the Others segment and the Home Improvement division, offset by higher EBITDA from the Financial Services and Supermarkets divisions. Excluding the revaluation of assets, EBITDA increased 5.9% in 3Q13 to CLP 163,509 million.

Supermarkets EBITDA was CLP 93,300 million in 3Q13, in comparison to CLP 91,484 million in 3Q12, a2.0% increase YoY. This was a result of the consolidation of the acquired supermarkets in Colombia and a 28% EBITDA increase in Argentine supermarket operations. These factors were partially offset by higher costs and lower margins related to the opening of new stores in Peru and Chile.

www.cencosud.com

Home Improvement EBITDA reached CLP 18,757 million in 3Q13, a 19.9% decrease versus the same period in 2012, largely driven by the effect of higher expenses in Argentina, and a lower contribution from Colombia due to the expenses related to new openings.

Department Store EBITDA reached CLP 3,704 million in 3Q13, a 13.6% decrease versus the same period in 2012. Peruvian operations contributed a negative EBITDA, in keeping with the recently-opened status of these stores. Department Store EBITDA from Chilean operations increased 18.7% reaching CLP 5,090 million. The better performance in Chile was related to a better performance of Johnson where the EBITDA loss fell by 51.3%.

Shopping Center EBITDA reached CLP 53,852 million in 3Q13, a 1.4% increase versus the same period in 2012. Higher EBITDA from Argentina and Peru, and the contribution of the Colombian real estate operations were partially offset by lower results in Chile. Lower results from Chile are explained by a lower revaluation of assets in 2013. Excluding revaluation of assets, Shopping Centers EBITDA in Chile (Adjusted EBITDA) increased 1.9% in 3Q13 vs. 3Q12. Excluding the revaluation of assets effect, consolidated shopping center’s EBITDA reached CLP 36,020 million, a 5.1% increase.

Financial Service EBITDA reached CLP 31,482 million in 3Q13, a 74.3% increase versus 3Q12 mainly because of a higher EBITDA coming from Chilean operations explained by lower operating expenses, and a lower charge related to risk (from 8.0% to 7.8% in 3Q13), and to the consolidation of the Colombian financial services operation which contributed with CLP 2,869 million.

Discontinued Operations EBITDA	1Q	2Q	3Q	9M
2013	381.948	27.335.135	29.409.805	55.997.259
2012	24.243.886	17.080.361	17.883.398	59.207.645

Analysis by Business and Country

Hypermarkets & Supermarkets

SUPERMARKETS SELLING SPACE				HYPERMARKETS SELLING SPACE				OTHERS SELLING SPACE
Square Meters as of September 30th				Square Meters as of September 30th				Square Meters as of September 30th
	N° of Stores	Selling space	% leased		N° of Stores	Selling space	% leased		N° of Stores	Selling space	% leased
Chile	180	252.471	67%	Chile	45	295.086	27%	Chile
Argentina	266	361.666	53%	Argentina	24	157.505	8%	Argentina
Peru	73	168.655	49%	Peru	14	90.705	43%	Peru
Brazil	179	426.244	94%	Brazil	37	155.713	81%	Brazil	150	17.811	100%
Colombia	21	4.065	100%	Colombia	76	414.670	13%	Colombia	79	13.692	14%
Total	774	1.213.100		Total	141	1.113.678		Total	229	31.503

Chile

CHILE – HYPERMARKETS & SUPERMARKETS*
Nominal SameStore Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2013	2,6%	-0,2%	0,5%		1,1%	0,9%
2012	6,6%	5,0%	5,2%	2,8%	5,8%	5,6%	4,8%
2011	5,4%	4,4%	4,6%	4,6%	4,9%	4,8%	4,7%
N° SameStore Tickets
2013	-3,6%	-4,1%	-3,3%		-4,0%	-3,8%
2012	9,2%	-2,5%	-1,9%	-4,1%	3,3%	1,5%	0,0%
2011	4,7%	-2,2%	-3,6%	-2,5%	1,2%	-0,5%	-1,1%
SS Average Ticket Nominal
2013	6,4%	4,0%	3,9%		5,4%	4,9%
2012	-2,4%	7,6%	7,2%	7,3%	2,4%	4,0%	4,8%
2011	0,7%	6,7%	8,5%	7,3%	3,7%	5,3%	5,8%

* Measured in local currency

www.cencosud.com

Argentina

ARGENTINA – HYPERMARKETS & SUPERMARKETS
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2013	15,0%	14,4%	17,8%		14,7%	15,8%
2012	22,3%	19,2%	17,7%	15,9%	20,6%	19,6%	18,5%
2011	23,8%	23,0%	22,9%	22,8%	23,4%	23,2%	22,5%
N° Same Store Tickets
2013	-5,8%	-5,7%	-6,3%		-5,7%	-5,9%
2012	-0,8%	-0,8%	-1,3%	1,6%	-0,8%	-2,0%	-0,5%
2011	-4,7%	-4,9%	-4,3%	-2,4%	-4,8%	-4,6%	-4,1%
SS Average Ticket Nominal
2013	22,1%	21,3%	25,7%		21,7%	23,0%
2012	23,3%	20,2%	19,3%	14,2%	21,6%	22,0%	19,0%
2011	29,8%	29,4%	28,5%	25,8%	29,6%	29,2%	28,3%

  * Measured in local currency

Brazil

Brazilian SSS were mixed. Gbarbosa and Prezunic both posted positive SSS. In Bretas, SAP implementation created short-term challenges in logistics, shrinkage and product mix, leading to negative SSS. The Company is currently in the process of implementing a plan to improve short-term, medium-term and long-term performance. This will include SAP training programs for Bretas personnel. Also, the Company is restructuring the commercial management and strategy in order to deliver a targeted product mix.

BRASIL – HYPERMARKETS & SUPERMARKETS
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2013	2,3%	0,0%	-0,6%		1,1%	0,0%
2012	2,6%	1,7%	-2,8%	0,5%	2,2%	0,5%	0,5%
2011	4,6%	3,5%	0,0%	-0,3%	4,0%	2,5%	1,4%
N° Same Store Tickets
2013	-7,7%	-9,1%	-8,9%		-8,4%	0,0%
2012	-3,1%	-4,4%	-6,1%	-5,2%	-3,7%	-4,5%	-4,7%
2011	-2,0%	5,7%	0,9%	-12,9%	1,8%	1,5%	-4,4%

www.cencosud.com

SS Average Ticket Nominal
2013	10,9%	10,0%	9,0%		10,4%	0,0%
2012	5,9%	6,4%	3,6%	6,0%	6,1%	5,2%	5,4%
2011	6,7%	-2,1%	-0,9%	14,4%	2,2%	1,0%	6,2%

  * Measured in local currency

  * Excludes Prezunic in the last two years. Since 1Q13 includes Prezunic

Peru

PERU – HYPERMARKETS & SUPERMARKETS
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2013	1,0%	2,1%	2,0%		1,5%	1,7%
2012	8,6%	4,3%	1,8%	2,8%	6,4%	4,8%	4,2%
2011	1,7%	4,5%	10,4%	8,7%	3,1%	5,6%	6,5%
N° Same Store Tickets
2013	-3,7%	-4,4%	-2,9%		-4,1%	-3,7%
2012	1,5%	0,2%	-1,2%	0,8%	0,8%	0,1%	0,2%
2011	-2,2%	-1,8%	0,0%	0,8%	-2,0%	-1,3%	-0,8%
SS Average Ticket Nominal
2013	4,9%	6,9%	5,0%		5,8%	5,6%
2012	7,0%	4,1%	3,1%	2,0%	5,5%	4,7%	4,0%
2011	3,9%	6,5%	10,4%	7,8%	5,2%	7,0%	7,3%

  * Measured in local currency

Colombia

The Colombian supermarket operation had a SSS decrease of 13.9% in 3Q13 compared with 3Q12, reflecting a 6.1% decrease in the number of same store tickets and a 8.3% decrease of same store average nominal ticket. SSS were affected by labor actions in the agricultural and transportation sector as well as postponed advertising efforts. Problems related to these strikes hit us all through the third quarter, resulting in supply chain and store assortment problems which in turn delayed the planned nationwide marketing campaign. The rebranding of Carrefour supermarkets also negatively impacted traffic, with shoppers believing certain stores had closed. Additionally, in 2012, Carrefour had an annual celebration with special discounts, which did not occur in 2013.

www.cencosud.com

COLOMBIA –SUPERMARKETS
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2013	-7,7%	3,6%	-13,9%		-2,7%	-6,6%
N° Same Store Tickets
2013	-2,4%	-7,8%	-6,1%		-5,1%	-5,5%
SS Average Ticket Nominal
2013	-5,4%	12,4%	-8,3%		2,6%	-1,2%

Home Improvement Stores

HOME IMPROVEMENT SELLING SPACE
SquareMeters as of September 30th
	N° of Stores	Selling space	% leased
Chile Easy	32	307.853	3%
Argentina Easy	40	359.851	28%
Argentina Blaisten	8	13.639	25%
Colombia Easy	5	45.260	60%
Total	85	726.603

Chile

EASY CHILE – HOME IMPROVEMENT*
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2013	7,2%	4,1%	5,9%		5,7%	5,7%
2012	3,1%	7,8%	8,6%	6,2%	5,3%	6,4%	6,3%
2011	11,2%	1,7%	1,6%	4,8%	6,4%	4,9%	4,9%
N° Same Store Tickets
2013	0,5%	0,9%	1,2%		0,7%	0,9%
2012	0,9%	-0,1%	1,6%	-2,3%	0,4%	0,8%	0,0%
2011	11,0%	5,1%	5,8%	5,2%	8,0%	7,3%	6,7%
SS Average Ticket Nominal
2013	6,6%	3,1%	4,6%		4,9%	4,8%
2012	2,1%	7,9%	6,9%	8,7%	4,9%	5,5%	6,4%
2011	0,2%	-3,2%	-4,0%	-0,4%	-1,5%	-2,3%	-1,7%

  * Measured in local currency

www.cencosud.com

Argentina

EASY ARGENTINA – HOME IMPROVEMENT
Nominal SameStore Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	25,3%	30,9%	25,2%		28,1%	27,1%
	2012	30,0%	31,0%	28,3%	19,5%	30,5%	29,7%	26,6%
	2011	28,0%	26,2%	34,2%	38,3%	27,1%	29,7%	32,3%
N° SameStore Tickets
	2013	-3,4%	-1,8%	-5,9%		-2,7%	-3,7%
	2012	2,8%	4,4%	-0,5%	-8,7%	3,6%	2,2%	-8,6%
	2011	1,1%	1,5%	5,0%	10,0%	1,3%	2,6%	4,6%
SS Average Ticket Nominal
	2013	29,8%	33,4%	33,1%		31,6%	32,0%
	2012	27,0%	25,5%	29,0%	30,8%	26,0%	27,0%	38,5%
	2011	26,6%	24,3%	27,8%	25,8%	25,5%	26,4%	26,5%

  * Medido en moneda local.

  SSS excludesBlaisten.

Colombia

EASY COLOMBIA – HOME IMPROVEMENT
Nominal SameStore Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	-3,5%	0,4%	4,7%		-1,6%	0,5%
	2012	11,2%	5,3%	10,2%	-7,6%	8,3%	8,9%	4,1%
	2011	6,7%	12,1%	11,6%	13,9%	10,3%	10,8%	11,8%
N° SameStore Tickets
	2013	-0,7%	-0,8%	-1,3%		-0,7%	-0,9%
	2012	5,9%	2,3%	3,9%	-6,6%	4,1%	4,0%	1,0%
	2011	-10,9%	-10,3%	-5,5%	-2,0%	-10,5%	-8,5%	-6,5%
SS Average Ticket Nominal
	2013	-2,8%	1,2%	6,0%		-0,9%	1,5%
	2012	5,0%	3,0%	6,0%	-1,0%	4,0%	4,7%	3,1%
	2011	19,8%	24,9%	18,0%	16,2%	23,2%	21,1%	19,6%

  * Measured in local currency

www.cencosud.com

Department Stores

DEPARTMENT STORE SELLING SPACE
Square Meters as of September 30th
	N° of Stores	Selling space	% leased
Chile Paris	40	261.799	63%
Chile Johnson	37	110.092	97%
Peru Paris	3	16.714	100%
Total	80	388.605

CHILE – DEPARTMENT STORES
SameStore Sales Nominal		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	4,9%	2,9%	3,3%		3,8%	3,7%
	2012	9,4%	5,5%	5,2%	2,7%	7,3%	6,6%	5,3%
	2011	17,9%	-1,9%	3,5%	4,7%	6,4%	5,4%	5,2%
N° SameStore Tickets
	2013	4,1%	6,5%	4,1%		5,2%	4,8%
	2012	3,3%	-0,6%	-0,1%	0,1%	1,4%	0,9%	0,6%
	2011	17,4%	2,0%	-0,3%	-0,1%	9,4%	6,0%	3,9%
SS Ticket Nominal Promedio
	2013	0,8%	-3,4%	-0,8%		-1,3%	-1,1%
	2012	5,7%	6,2%	5,3%	2,6%	5,9%	5,6%	4,7%
	2011	0,4%	-3,9%	3,8%	4,8%	-2,7%	-0,5%	1,2%

  * Measured in local currency

  ** SSS excludes Umbrale& Foster.

  *** SSS includes Johnson since 1Q13

Shopping Centers

SHOPPING CENTERS LEASED AREA
Square Meters as of September 30th
	N° Shopping Centers	Selling Space
Chile	10	429.866
Argentina	15	235.640
Peru	4	57.876
Colombia	1	28.614
Total	30	751.996

www.cencosud.com

Occupancy Rates	3Q13	3Q12
Shopping Argentina	97.6%	98.5%
Shopping Chile	96.8%	95.8%
Shopping Peru	92.3%	95.6%

www.cencosud.com

Financial Services

Chile

FINANCIAL RETAIL OPERATION					BANCO PARIS OPERATION

Credit Card Loan Portfolio ( MM US$)[9]					Bank Loan Portfolio ( MM US$)[10]

	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4

2013	909	819	747		2013	283	276	281
2012	862	819	859	938	2012	278	265	270	274
2011	847	881	768	861	2011	316	325	298	270

Credit Card Provisions / Loans[11]					Bank Provisions / Loans

	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4

2013	7.9%	8.4%	7.8%		2013	7.1%	7.1%	6.8%

2012	7.6%	7.9%	8.0%	6.9%	2012	6.3%	6.3%	6.6%	6.9%

2011	7.2%	7.5%	7.5%	7.2%	2011	6.5%	6.1%	6.1%	6.1%

Credit Card Average loan per customer					Bank Average loan per customer ($)

	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4

2013	278,311	276,755	274,507		2013	995,047	973,278	946,048

2012	260,853	257,918	256,281	274,998	2012	1,136,057	1,116,993	1,065,828	1,029,487

2011	238,800	241,236	245,951	274,083	2011	1,217,444	1,242,053	1,211,094	1,180,913

Credit Card Write-Offs Net / Loans[12]					Bank Write-Offs Net / Loans

	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4

2013	10.1%	9.6%	9.8%		2013	2.9%	2.5%	2.1%

2012	12.80%	12.20%	12.90%	12.40%	2012	4.0%	3.7%	3.5%	3.4%

2011	6.50%	7.00%	8.20%	8.90%	2011	4.5%	4.0%	3.8%	3.6%

Credit Card Write-Offs Net (MM $)					Bank Write-Offs Net(MM $)

	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4

2013	10,921	20,503	30,440		2013	977	1,683	2,109

2012	13,720	25,677	40,391	51,822	2012	1,357	2,478	3,518	4,472

2011	6,608	14,231	25,001	36,385	2011	1,687	3,017	4,233	5,363

Credit Card Duration (days)
	Q1	Q2	Q3	Q4

2013	128	128	132
2012	148	144	136	128
2011	161	162	158	151

Monthly statements of account issued in Chile (thousands) (Credit card)
	Q1	Q2	Q3	Q4

2013	1,698	1,639	1,611
2012	1,759	1,719	1,724	1,717
2011	1,826	1,825	1,819	1,759

    *Measured in Thousands,

8Chilean figures do not include Johnson portfolio.

9The loan portfolio and stock of provisions includes 100% of the portfolio in Chile, including CLP 89,822 million of the portfolios sold to Banco Paris as of September, 2013. Stock portfolio does not include $ 17,340 MM in balances associated with the failure to comply with SERNAC case.

10The Bank’s loan portfolio excludes the purchase of the portfolio to the credit card operations.

11The ratio Provisions / Loan does not include CLP 3,533 million of anti-cyclical provisions registered in December, which is in accordance with the best practices of the banking industry, and in line with Basil III regulations to anticipate future changes in the macroeconomic environment.

12Corresponds to the net write offs of recovery annualized measured over the average loan portfolio for the period. The provision and rates of provision includes $ 563 MM in returns due to a judicial verdict in Jumbo Mas.

www.cencosud.com

% Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Hypermarkets – Chile	2013	17.3%	17.2%	17.2%
	2012	18.0%	18.7%	18.5%	19.0%
	2011	20.5%	21.4%	20.4%	19.8%

Supermarkets - Chile	2013	7.4%	6.8%	6.5%
	2012	7.5%	7.8%	8.4%	8.5%
	2011	8.1%	8.6%	7.9%	7.9%

Department stores - Chile	2013	44.5%	47.3%	46.4%
	2012	46.9%	50.0%	50.0%	51.0%
	2011	50.5%	55.8%	52.6%	53.6%

Home Improvement - Chile	2013	19.9%	19.9%	19.7%
	2012	19.6%	19.2%	19.3%	21.3%
	2011	20.7%	21.6%	20.4%	20.5%

Argentina

Credit Card Loan Portfolio (USD MM)
		March	June	Sep	Dec
Argentina	2013	277	279	300
	2012	239	237	242	271
	2011	185	193	205	243

Credit Card Provisions / Loans (9)
		Q1	Q2	Q3	Q4
Argentina Risk ratio	2013	5.4%	4.9%	3.4%
	2012	6.9%	6.0%	6.0%	6.3%
	2011	8.4%	10.0%	10.1%	7.6%

% Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Total Retail - Argentina	2013	11.4%	12.4%	12.9%
	2012	9.8%	10.7%	10.6%	12.0%
	2011	8.9%	9.1%	9.8%	11.6%

Hyper/Supermarkets-Arg	2013	9.2%	10.3%	10.5%
	2012	7.9%	8.7%	8.7%	10.0%
	2011	6.8%	7.3%	7.9%	9.1%

Home Improvement - Arg	2013	18.5%	19.1%	20.4%
	2012	16.0%	17.1%	16.5%	19.1%
	2011	14.9%	15.0%	15.3%	18.2%

www.cencosud.com

Peru

Credit Card Loan Portfolio (MM US$)
		Q1	Q2	Q3	Q4
Peru	2013	75	79	93
	2012	44	49	56	72

Credit Card Provisions / Loans
		Q1	Q2	Q3	Q4
Peru Risk ratio	2013	14.5%	15.2%	10.3%
	2012	11.5%	15.5%	13.6%	13.9%

% Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Hyper/Supermarkets	2013	8.9%	10.1%	10.0%
	2012	7.6%	8.6%	8.3%	8.5%
	2011	5.2%	8.1%	6.8%	7.0%

www.cencosud.com

Brazil

% Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Hyper/Supermarkets	2013	41.7%	43.5%	44.1%
	2012	41.1%	42.3%	42.2%	44.7%
	2011	42.0%	44.0%	44.2%	43.5%
Credit Card Loan Portfolio (M Reales)
		March	June	Sep	Dec
Brazil	2013	449,138	457,827	445,522
	2012	425,992	432,652	411,920	454,243
	2011	385,201	405,635	410,605	438,790
Credit Card Provisions / Loans
		Q1	Q2	Q3	Q4
Brazil Risk ratio	2013	6.1%	7.2%	7.1%
	2012	6.4%	7.1%	6.9%	5.8%
	2011	2.8%	3.7%	4.1%	3.9%

Capex

Cencosud’s total funds used in investment activities amounted to CLP 35,703 million in 3Q13. Capex related to organic growth in 3Q13 was CLP 57,795 million, compared to CLP114,163 million in 3Q12 , in keeping with Cencosud’s strategy to focus on integration and deleveraging in 2013.

Store Openings

In 3Q13, the Company had 11 net store openings. In Chile, the Company opened one Jumbo, one Santa Isabel supermarket, one Home Improvement and closed one Johnson department store. In Argentina, the Company opened Jumbo Parque Brown and an Easy store. In Colombia, 1 supermarket was opened.

as of September 30th

	Stores (n*)				Selling Space (m2)

	Supermarkets	Home Improvement	Department Stores	Shopping Centers	Supermarkets	Home Improvement	Department Stores	Shopping Centers

Chile	2	1	1		11.342	8.047	-2.454

Argentina	2	1			6.770	4.423

Brasil	4				10.530

Peru	1

Colombia					2.036
	9	2	1	-	30.678	12.470	-2.454	-

At the end of September 2013 Cencosud operated 1,109 stores and 29 shopping centers, including supermarkets in Colombia.

The total increase of selling area in 3Q13 versus 2Q12 is 634.669 m2,an18% increase, after taking into account the remodeling of retail stores and shopping centers, and including the selling space of Colombian supermarkets acquired from Carrefour.

Balance Sheet Summary

Total assets decreased by CLP 161 billion to CLP 9,562 million compared to December 31, 2012. This decrease is mainly due to the drop in Cash & cash equivalents after the payment of the bridge loan to JP Morgan. Receivables from related entities dropped another CLP 54 billion explained by a lower portfolio from our financial retail operations and the devaluation of foreign currencies against the Chilean peso. All the aforementioned was partially offset by higher inventory.

Total liabilities decreased CLP 874 billion compared to December 2012, due to the payment of the remaining portion of JPM bridge loan(related to the acquisition of Carrefour) with US 1,500 million of the proceeds from the capital increase (the bridge loan was paid on March 19th, 2013).

www.cencosud.com

Debt Amortization Schedule (USD million)

Indebtedness

Historically the main financing sources for the company have been domestic and international capital markets, both debt and equity and bank loans. Excluding the effects of the deconsolidation of financial retail, as of September 30 2013, liabilities payable (not considering Banco Paris) reached CLP 5,207,860 million, a reduction of 14% compared to December 31, 2012, mainly due to the end of the capital increase in March this year.

On October 17, 2012 the Company entered into a Bridge Loan of USD 2,500 million with JP Morgan to finance the acquisition of Carrefour Colombia, the second largest supermarket player in the country. On December 6, 2012 the company issued a 10 year Bond 144A Reg-S for USD 1,200 million and an annual coupon rate of 4.875%. The proceeds of this issuance were used to prepay USD 1,000 million of the Bridge Loan with JP Morgan and USD 150 million to prepay the Syndicate Credit “Gbarbosa” which had January 11, 2013 as the original due date. With the pre-payment of this latter credit, the company is free from having to maintain the financial covenant Net Debt / EBITDA <4.25 times. The rest of the bridge loan with JP Morgan (USD 1,500 million) was paid in March 19th, 2013 using proceeds from the capital increase.

As a consequence of the operations mentioned previously, plus the consolidation of Carrefour Colombia’s debt (approximately USD 170 million), net financial debt, without considering banking activities increased from CLP 1,937,721 million as of September 30, 2012 to CLP2,590,336 million for the same period in 2013, which explains the change in the financial ratios.

Financial Ratios13

(in times)	Sep-13 Proforma	Sep-13	Sep-12
Financial debt / Ebitda	3.29	3.66	3.05
Financial Expense Ratio	3.13	2.97	3.73
Financial Debt / Equity	0.53	0.63	0.59
Total Liabilities / Equity	1.28	1.28	1.29
Current Assets / Current Liabilities	0.87	0.86	0.91

Please note:

13The financial indicators set out do not mean they are 100% associated to financial covenants of our debt agreements and bonds. According to our debt agreements the company does not consider assets and liabilities of the banking operations.

www.cencosud.com

—	These financial ratios do not necessarily represent financial covenants associated to debt contracts and Bonds, and these are displayed for information purposes only.
—

The ratios shown above do not include the assets and liabilities of Cencosud banking activities; therefore the assets and liabilities from banking activities are not considered in the Company’s financial covenants.

—	The ratios consider financial services operation in Chile and Argentina, which are deconsolidated in the financial statements and that are classified as assets and liabilities held for sale.
—

EBITDA used in the calculation of these ratios only consider the month of December to September of Jumbo supermarket operations in Colombia. According to the Company’s debt contracts, the covenants which have an EBITDA calculation have to be adjusted incorporating the pro-forma EBITDA of a year of Jumbo operations in Colombia.

—	Proforma considers the adjustments of assets hold for sale adjustments, liabilities hold for sale, and profit from discontinued operations.

Excluding the effects of the deconsolidation of financial retail, the Company’s liquidity presents a rise compared to September 2012, going from 0.91 times to 0.86 times the ratio “Current Assets/Current Liabilities” and the acid test maintains in 0.46 times.

Interest rate risk

As of September 30, 2013, including the cross currency swaps, 55% of the financial debt of the Company was at fixed interest rates, primarily short-term debt and bonds. The remaining percentage of debt was at variable interest rates. Of the variable-rate debt, 98% is indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company’s hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Currency Hedges

In the countries in which Cencosud operates, the majority of costs and revenues are denominated in local currencies. The majority of the Company’s debt is denominated in Chilean pesos. As of September 30, 2013, roughly 43% of consolidated financial debt was denominated in US dollars; of the total financial debt in dollars, 73% was covered using Cross Currency Swaps or other Exchange rate hedges. The policy of the company consists in covering the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency through market instruments designed for such purposes. With respect to the latter, if we look at the hedges of exchange rate hedging (Cross Currency Swaps), the Company’s exposure to the US dollar is 12% of the total debt of the Company.

Cash Flow Summary

as of September 30th 2013 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	70.464	-175.230	11.502	-93.265
Shopping Centers	57.310	-47.255	-14.129	-4.074
Home Improvement	-9.383	-17.200	17.396	-9.186
Department Stores	49.088	-9.510	-55.695	-16.116
Financial Service	-6.048	-13.916	15.291	-4.672
Others	-78.680	43.467	35.400	187
Consolidated	82.751	-219.643	9.765	-127.127

as of September 30th 2012 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	109.419	-579.239	410.988	-58.832
Shopping Centers	101.777	-140.256	43.067	4.588
Home Improvement	20.065	-25.045	6.400	1.420
Department Stores	16.242	-34.521	20.457	2.178
Financial Service	25.293	-9.669	-16.651	-1.027
Others	-19.518	3.495	17.310	1.288
Consolidated	253.278	-785.234	481.571	-50.385

www.cencosud.com

Cash flows for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a negative net cash flow of CLP 127,127 million for the nine months ended September 30, 2013 compared to a negative net cash flow of CLP 50,385 million for the nine months ended September 30, 2012.

Operating activities: Our net cash flows from operations decreased to CLP 82,751 million for the nine months ended September 30, 2013 from CLP 253,278 million for the nine months ended September 30, 2012. Variation was primarily due to:

Supermarkets: Our net cash flows from supermarket operations decreased 36% to CLP 70,464 million for the nine months ended September 30, 2013 from CLP 109,419 million for the nine months ended September 30, 2012. The variation was primarily due to higher charges related to the sale of goods and services in Chile.

Home Improvement: Our net cash flows from home improvement operations decreased 146.8% to CLP (9,383) million for the nine months ended September 30, 2013 from CLP 20,065 million for the nine months ended September 30, 2012. The variation was primarily due to higher SG&A in the three operations, mainly in Argentina.

Department Stores: Our net cash flows from department store operations increased 202.2% to CLP 49,088 million for the nine months ended September 30, 2013 from CLP 16,242 million for the nine months ended September 30, 2012. The variation was primarily due to a better performance from Chile, particularly Johnson stores.

Shopping Centers: Our net cash flows from shopping center operations decreased 43.7% to CLP 57,310 million for the nine months ended September 30, 2013 from CLP 101,777 million for the nine months ended September 30; 2012. The variation was primarily due to the depreciation of foreign currencies against the Chilean peso.

Financial Services: Our net cash flows from financial service operations decreased to CLP (6,048) million for the nine months ended September 30, 2013 from CLP 25,293 million for the nine months ended September 30, 2012. The variation was primarily due to a smaller twelve month average loan portfolio in Chile, the effect of depreciation of foreign currencies against the Chilean peso and a lower cash generation in Peru because of the buildup of the portfolio.

Investing Activities: Our net cash flows from investing activities amounted to CLP (219,643) million for the nine months ended in September 30, 2013 from CLP (785,234) million for the nine months ended September 30, 2012. This change was mainly due to:

Supermarkets: Our net cash flows from supermarket operations amounted to CLP (175,230) million for the nine months ended as of September 30, 2013 from CLP (579,239) million for the nine months ended September 30, 2012. The variation was primarily due to lower investment in Property, Plant and Equipment.

Home Improvement: Our net cash flows from home improvement operations amounted to CLP (17,200) million for the nine months ended September 30, 2013 from CLP (25,045) million for the nine months ended September 30, 2012. The variation was primarily due to lower organic growth in 2013.

Department Stores: Our net cash flows from department store operations amounted to CLP (9,510) million for the nine months ended September 30, 2013 from CLP (34,521) million for the nine months ended September 30, 2012. The variation was primarily because of lower investments in Properties, Plant and Equipment in 2013.

www.cencosud.com

Shopping Centers: Our net cash flows from shopping center operations amounted to CLP (47,255) million for the nine months ended September 30, 2013 from CLP (140,256) million for the nine months ended September 30, 2012. The variation was primarily due to lower investments related to the Costanera Center project.

Financial Services: Our net cash flows from financial service operations amounted to CLP (13,916) million for the nine months ended September 30, 2013 from CLP (9,669) million for the nine months ended September 30, 2012. The variation is explained by higher investment in Mutual Funds.

Financing Activities: Our net cash flows from financing activities decreased to CLP 9,765 million from CLP 481,571 million, for the nine months ended September 30, 2012. This change was primarily due to:

Supermarkets: Our net cash flows from supermarket operations decreased to CLP 11,502 million for the nine months ended June 30, 2013 from CLP 410,988 million for the nine months ended September 30, 2012.

Home Improvement: Our net cash flows from home improvement operations increased to CLP 17.396 million for the nine months ended September 30, 2013 from CLP 6,400 million for the nine months ended September 30, 2012.

Department Stores: Our net cash flows from department store operations decreased to CLP (55,695) million for the nine months ended September 30, 2013 from CLP20,457 million for the nine months ended September 30, 2012.

Shopping Centers: Our net cash flows from shopping center operations decreased to CLP (14,129) million for the nine months ended September 30, 2013 from CLP 43,067 million for the nine months ended September 30, 2012. The variation was primarily due to a lower need for funds related to Costanera Center.

Financial Services: Our net cash flows from financial service operations increased to CLP 15,291 million for the nine months ended September 30, 2013 from CLP (16,651) million for the nine months ended September 30, 2012. The variation was primarily due to a lower need for funds related to the financial service operation in Peru, which carried out most of the investments related to the start up of operations in 2012.

Working Capital Ratios14

(days)	3Q 2013	4Q12	Difference

Average period of receivables [1]
Supermarkets	15,8	16,7	-0,9
Home Improvement	14,1	18,9	-4,8
Department Store	8,2	10,0	-1,8
Shopping Centers	47,3	41,4	5,9

Average period of payables	45,3	44,0	1,3
Supermarkets	42,0	43,0	-1,0
Home Improvement	55,0	44,0	11,0
Department Store	50,0	50,0	0,0
Shopping Centers	33,0	41,0	-8,0
Financial Retail	32,0	57,0	-25,0

Inventory turnover
Supermarkets	42,7	35,8	6,9
Home Improvement	106,5	100,0	6,5
Department Store	98,4	79,9	18,5

14The ratio average period of payables costs and expenses of merchandise are included. The Inventory ratio considers cost of merchandise of retail businesses: supermarkets, home improvement and department stores.

www.cencosud.com

Days Receivable:

Supermarkets: Days receivable of the supermarket division decreased 0.9 days for the 3Q13 compared with the end of December 2012, due to a reduction of 3 days receivable in Chile, 4 in Brazil and 49 days in Colombia.

Home Improvement: Days receivable of the home improvement division decreased 4.8 days for the 3Q13 compared with the end of December 2012, due to a reduction of 7 days receivable in Chile and 3 in Argentina.

Department Store: Days receivable of the home improvement division decreased 1.8 days for 3Q13 compared with the end of December 2012, due to a reduction of 2 days receivable in Chile.

Shopping Center: Days receivable of the shopping center division increased 5.9 days as of 3Q13 compared with the end of December 2012, due to an increase in days receivable in Argentina partially offset by a reduction in Chile.

Average period of payables:

Supermarkets: Days payable of the Supermarket division decreased 1.0 to 42 days due to a reduction of 5 days in Chile and 4 days in Argentina.

Home Improvement: Days payable of the Home Improvement division increased 11 days for the 3Q13 versus December 2012, due to 20 days increase in Argentina partially offset by a 7 day decrease in Colombia and a 1 day decrease in Chile.

Department Store: Days payable of the Department Store division remained stable.
Shopping Center: Days payable of the Shopping Center division decreased 8 days to 33 days in 3Q12 from 41.4 days in December 2012, due to a reduction of 10 days payable in Argentina and 6 in Chile.
Financial Retail: Days payable of the Financial Service division decreased 25 days for the 3Q13 versus December 2012, due to a reduction of 27 days in Chile and 35 in Peru.

Inventory turnover:

Supermarkets: Days inventory from supermarkets increased from 35.8 days in December 2012 to 42.7 in the 3Q13, due to a lower inventory turnover in Colombia and Brazil.
Home Improvement: Days inventory from home improvement increased from 100 days in December 2012 to 106.5 days in 3Q13, due to a 10 day increase in Argentina.
Department Store: Days inventory from department store division increased 18.5 days reaching 98.4 days in the 3Q13 from 79.9 days in December 2012, due to an increase of 19 days in Chile.

Forward Looking Statements

This earnings release contains forward-looking statements. The Company desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. These forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in

www.cencosud.com

light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as other risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this earnings release might not occur, and the Company’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this earnings release relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

www.cencosud.com

Operating Data by Business Segment and Country

		Third Quarter
		2013	2012
N° stores (by the end of period):
Supermarkets[1]:	Chile	225	203
	Argentina	290	279
	Brazil	216	198
	Peru	87	77
	Colombia	97	0
	Supermarkets Subtotal	915	757
Home Improvement:	Chile	32	31
	Argentina	48	48
	Colombia	5	4
	Home Improvement Subtotal	85	83
Department Stores[2]:	Chile	77	78
	Peru	3	0
	Department Store Subtotal	80	78
Shopping Centers:	Chile	10	11
	Argentina	15	14
	Peru	3	3
	Colombia	1	0
	Shopping Centers Subtotal	29	28

Total		1.109	946

Total Selling Space (by the end of period)
Supermarkets:	Chile	547.556	505.665
	Argentina	519.171	511.716
	Brazil	581.957	495.056
	Peru	259.360	244.332
	Colombia	418.735	0
	Supermarkets Subtotal	2.326.779	1.756.768
Home Improvement:	Chile	307.853	291.797
	Argentina	373.490	390.985
	Colombia	45.260	37.060
	Home Improvement Subtotal	726.603	719.842
Department Stores:	Chile	371.891	373.168
	Peru	16.714	0
	Department Store Subtotal	388.605	373.168
Shopping Centers:	Chile	429.866	430.621
	Argentina	235.640	228.396
	Peru	61.688	50.517
	Colombia	28.614	0
	Shopping Centers Subtotal	755.808	709.535

Total		4.197.794	3.559.313

Average selling space per store:

Supermarkets:	Chile	2.434	2.491
	Argentina	1.790	1.834
	Brazil	2.694	2.500
	Peru	2.981	3.173
	Colombia	4.317
		2.543	2.321
Home Improvement:	Chile	9.620	9.413
	Argentina	7.781	8.146
	Colombia	9.052	9.265
		8.548	8.673
Department Stores:	Chile	4.830	4.784
	Peru	5.571
		4.858	4.784
Shopping Centers:	Chile	42.987	39.147
	Argentina	15.709	16.314
	Peru	20.563	16.839
	Colombia	28.614
		26.062	25.341

www.cencosud.com

		Third Quarter		Nine-Month, ended September 30th
Average sales per store (in CLP$ millions):		2013	2012	2013	2012
Supermarkets:	Chile	2.462	2.558	7.157	7.286
	Argentina	1.555	1.540	4.487	4.628
	Brazil	2.171	2.474	6.868	7.909
	Peru	2.116	2.297	6.226	6.696
	Colombia	2.178	N.A.	6.859	N.A.
	Supermarkets Subtotal	2.043	2.134	6.122	6.409
Home Improvement:	Chile	3.238	3.011	10.195	9.343
	Argentina	3.550	3.275	10.061	9.443
	Colombia	2.448	2.658	6.580	8.003
	Home Improvement Subtotal	3.368	3.147	9.907	9.336
Department Store:	Chile	2.770	2.599	8.405	7.674
	Peru	1.787	N.A.	2.554	N.A.
	Department Store subtotal	2.733	2.599	8.186	7.674
Shopping Centers:	Chile	2.706	2.522	8.075	5.713
	Argentina	1.173	1.165	3.298	3.383
	Peru	483	523	1.760	1.653
	Colombia	1.735	N.A.	5.944	N.A.
	Shopping Center Subtotal	1.649	1.630	4.877	4.113
Sales per square meter (in CLP$ millions):		2013	2012	2013	2012
Supermarkets:	Chile	1,01	1,03	2,94	2,92
	Argentina	0,87	0,84	2,51	2,52
	Brazil	0,81	0,99	2,55	3,16
	Peru	0,71	0,72	2,09	2,11
	Colombia	0,50	N.A.	1,59	N.A.
	Supermarkets Subtotal	0,80	0,92	2,41	2,76
Home Improvement:	Chile	0,34	0,32	1,06	0,99
	Argentina	0,46	0,40	1,29	1,16
	Colombia	0,27	0,29	0,73	0,86
	Home Improvement Subtotal	0,39	0,36	1,16	1,08
Department Store:	Chile	0,57	0,54	1,74	1,60
	Peru	0,32	N.A.	0,46	N.A.
	Department Store subtotal	0,56	0,54	1,69	1,60
Shopping Centers:	Chile	0,06	0,06	0,19	0,15
	Argentina	0,07	0,07	0,21	0,21
	Peru	0,02	0,03	0,09	0,10
	Colombia	0,06	N.A.	0,21	N.A.
	Shopping Center Subtotal	0,06	0,06	0,19	0,16
Increase (decrease) in Nominal Same Store Sales in LOCAL CURRENCY		2013	2012	2013	2012
Supermarkets:	Chile	0,5%	5,2%	0,9%	5,6%
	Argentina	17,8%	17,7%	15,8%	19,6%
	Brazil	-0,6%	-2,8%	0,0%	0,5%
	Peru	2,0%	1,8%	1,7%	4,8%
	Colombia	-13,9%	N.A.	-6,6%	N.A.
Home Improvement:	Chile	5,9%	8,6%	5,7%	6,4%
	Argentina	25,2%	28,3%	27,1%	29,7%
	Colombia	4,7%	10,2%	0,5%	8,9%
Department Store:	Chile	3,3%	5,2%	3,7%	6,6%

www.cencosud.com

CONSOLIDATED INCOME DATA

(In millions of Chilean pesos as of September 30th, 2013)

	Third Quarter			Nine-Month, ended September 30th
	2013 CLP MM	2012 CLP MM	D%	2013 CLP MM	2012 CLP MM	D%

Net revenues	2.433.983	2.134.010	14,1%	7.279.663	6.364.232	14,4%
Cost of sales	-1.768.619	-1.551.385	14,0%	-5.298.920	-4.641.687	14,2%
Gross profit	665.364	582.625	14,2%	1.980.743	1.722.545	15,0%
Selling and administrative expenses	-586.539	-485.220	20,9%	-1.730.033	-1.449.824	19,3%
Other income by function	20.312	20.005	1,5%	44.202	61.927	-28,6%
Discontinued Operations Result	28.280	17.783	58,1%	55.997	59.208	-5,4%
Other gain (Losses)	4.246	204	1979,2%	10.302	-8.307	-224,0%
Operating income FECU	103.384	117.614	-12,1%	305.213	326.341	-6,5%
Operating income including discontinued operations	131.664	135.498	-2,8%	361.211	385.548	-6,3%
Participation in profit or loss of equity method associates	1.210	1.247	-2,9%	3.980	3.487	14,1%
Net Financial Income	-52.940	-41.670	27,0%	-158.235	-126.377	25,2%
Income (loss) from foreign exchange variations	3.100	6.487	-52,2%	-24.356	3.880	-727,6%
Result of indexation units	-8.113	-2.652	205,9%	-11.741	-16.681	-29,6%

Gain (loss) from discontinued operations	11.599	8.840	31,2%	19.682	36.216	-45,7%
Non-operating income (loss)	-45.143	-27.748	62,7%	-170.669	-99.475	71,6%

Income before income taxes	58.240	89.866	-35,2%	134.544	226.866	-40,7%
Income taxes	-14.581	-22.954	-36,5%	-62.233	-66.375	-6,2%

Profit (Loss)	43.805	66.500	-34,1%	71.844	157.082	-54,3%

Profit (Loss) Attributable to Equity Holders of Parent	43.660	66.913	-34,8%	72.311	160.490	-54,9%

Profit (Loss) Attributable to Minority Interest	145	-413	-135,1%	-467	-3.408	-86,3%

Net income per share	16,1	29,6	-45,6%	26,6	70,9	-62,5%
Number of shares outstanding (in millions)	2.829	2.356	20,0%	2.829	2.356	20,0%

Cash Flow Data
Net cash provided by (used in):
Operating activities	6.657	109.278	-93,9%	82.751	253.278	-67,3%
Financing activities	25.393	-455.998	-105,6%	9.765	481.571	-98,0%
Investing activities	-35.703	-106.217	-66,4%	-219.643	-785.234	-72,0%
Other Financial Information
Organic Capex	-57.795	-114.163	-49,4%	-249.864	-435.716	-42,7%
Acquisitions	0	0		0	-362.083	-100,0%
Depreciation	45.339	34.056	33,1%	135.555	95.925	41,3%
Amortization	3.128	2.359	32,6%	10.302	7.019	46,8%
Revalue of Assets	-17.832	-18.808	-5,2%	-35.335	-57.967	-39,0%
EBITDA	176.304	176.995	-0,4%	472.163	479.179	-1,5%
Adjusted EBITDA	163.509	154.352	5,9%	475.711	434.012	9,6%
Financial Ratios
Gross margin	27,3%	27,3%	0,0Pt	27,2%	27,07%	0,1Pt
Operating margin excl. Discontinued Op.	4,2%	5,5%	-1,3Pt	4,2%	5,13%	-0,9Pt
Net margin	1,8%	3,1%	-1,3Pt	1,0%	2,47%	-1,5Pt
EBITDA margin	7,2%	8,3%	-1,1Pt	6,5%	7,53%	-1,0Pt
Adjusted EBITDA	6,7%	7,2%	-0,5Pt	6,5%	6,82%	-0,3Pt

www.cencosud.com

SELECTED FINANCIAL DATA BY BUSINESS SEGMENT AND COUNTRY

(In millions of Chilean pesos as of September 30th, 2013)

		Third Quarter			Nine-Month, ended September 30th
		2013	2012	D %	2013	2012	D %
		CLP MM	CLP MM		CLP MM	CLP MM
Supermarkets	Chile	554.005	519.289	6,7%	1.610.271	1.479.027	8,9%
	Argentina	450.847	429.603	4,9%	1.301.172	1.291.182	0,8%
	Brazil	469.014	489.917	-4,3%	1.483.497	1.566.030	-5,3%
	Peru	184.125	176.836	4,1%	541.705	515.616	5,1%
	Colombia	211.250	0	N.A.	665.318	0	N.A.
	Subtotal	1.869.240	1.615.644	15,7%	5.601.962	4.851.854	15,5%
Home Improvement:	Chile	103.603	93.331	11,0%	326.244	289.619	12,6%
	Argentina	170.415	157.203	8,4%	482.921	453.268	6,5%
	Colombia	12.238	10.631	15,1%	32.899	32.011	2,8%
	Subtotal	286.256	261.165	9,6%	842.063	774.898	8,7%
Department Stores:	Chile	213.256	202.714	5,2%	647.215	598.589	8,1%
	Peru	5.362	0	N.A.	7.663	0	N.A.
	Subtotal	218.619	202.714	7,8%	654.877	598.589	9,4%
Shopping Centers:	Chile	27.059	27.742	-2,5%	80.747	62.843	28,5%
	Argentina	17.588	16.316	7,8%	49.466	47.368	4,4%
	Peru	1.449	1.569	-7,7%	5.281	4.959	6,5%
	Colombia	1.735	0	N.A.	5.944	0	N.A.
	Subtotal	47.831	45.627	4,8%	141.439	115.170	22,8%
Financial Services:	Chile	52.283	57.731	-9,4%	161.213	173.059	-6,8%
	Argentina	11.184	9.995	11,9%	33.021	31.139	6,0%
	Brazil	928	551	68,3%	3.193	2.902	10,0%
	Peru	6.493	3.632	78,8%	16.110	8.932	80,4%
	Colombia	2.869	0	N.A.	8.334	0	N.A.
	Subtotal	73.758	71.909	2,6%	221.871	216.031	2,7%
Others:	Chile	-43.535	-56.399	-22,8%	-152.927	-170.360	-10,2%
	Argentina	-19.030	-7.463	155,0%	-31.635	-23.402	35,2%
	Peru	843	812	3,8%	2.014	1.451	38,8%
	Subtotal	-61.722	-63.049	-2,1%	-182.548	-192.311	-5,1%
TOTAL REVENUES		2.433.983	2.134.010	14,1%	7.279.663	6.364.232	14,4%
Supermarkets	Chile	-424.268	-395.006	7,4%	-1.218.504	-1.127.079	8,1%
	Argentina	-313.754	-304.152	3,2%	-911.660	-909.830	0,2%
	Brazil	-357.585	-382.405	-6,5%	-1.146.059	-1.223.580	-6,3%
	Peru	-137.939	-134.023	2,9%	-411.959	-390.986	5,4%
	Colombia	-171.030	0	N.A.	-537.255	0	N.A.
	Subtotal	-1.404.576	-1.215.586	15,5%	-4.225.436	-3.651.475	15,7%
Home Improvement:	Chile	-75.007	-67.280	11,5%	-238.229	-212.180	12,3%
	Argentina	-108.331	-98.728	9,7%	-308.583	-290.404	6,3%
	Colombia	-9.301	-7.811	19,1%	-24.762	-23.648	4,7%
	Subtotal	-192.639	-173.820	10,8%	-571.574	-526.231	8,6%
Department Stores:	Chile	-160.038	-152.604	4,9%	-468.740	-438.399	6,9%
	Peru	-4.671	0	N.A.	-6.365	0	N.A.
	Subtotal	-164.708	-152.604	7,9%	-475.105	-438.399	8,4%
Shopping Centers:	Chile	-122	-1.959	-93,8%	-4.162	-4.355	-4,4%
	Argentina	-3.713	-4.395	-15,5%	-10.452	-11.593	-9,8%
	Peru	-253	-233	8,4%	-526	-745	-29,3%
	Colombia	-38	0	N.A.	-271	0	N.A.
	Subtotal	-4.125	-6.588	-37,4%	-15.411	-16.693	-7,7%
Financial Services:	Chile	-10.410	-22.470	-53,7%	-46.030	-66.389	-30,7%
	Argentina	-2.274	-2.490	-8,6%	-7.654	-7.744	-1,2%
	Brazil	0	0	N.A.	0	0	N.A.
	Peru	-3.639	-2.089	74,2%	-10.029	-6.870	46,0%
	Subtotal	-16.324	-27.048	-39,7%	-63.713	-81.003	-21,3%

www.cencosud.com

Others	Chile	6.815	22.320	-69,5%	42.150	66.011	-36,1%
	Argentina	7.034	1.987	253,9%	10.759	6.207	73,4%
	Peru	-96	-47	104,0%	-591	-103	473,5%
	Subtotal	13.752	24.260	-43,3%	52.319	72.114	-27,4%
COST OF SALES		-1.768.619	-1.551.385	14,0%	-5.298.920	-4.641.687	14,2%
Supermarkets	Chile	129.737	124.283	4,4%	391.767	351.948	11,3%
	Argentina	137.093	125.451	9,3%	389.512	381.352	2,1%
	Brazil	111.429	107.512	3,6%	337.438	342.450	-1,5%
	Peru	46.186	42.813	7,9%	129.746	124.629	4,1%
	Colombia	40.219	0	N.A.	128.063	0	N.A.
	Subtotal	464.664	400.059	16,1%	1.376.525	1.200.379	14,7%
Home Improvement:	Chile	28.597	26.051	9,8%	88.015	77.440	13,7%
	Argentina	62.084	58.474	6,2%	174.338	162.864	7,0%
	Colombia	2.937	2.820	4,1%	8.136	8.364	-2,7%
	Subtotal	93.617	87.345	7,2%	270.489	248.667	8,8%
Department Stores:	Chile	53.219	50.110	6,2%	178.475	160.190	11,4%
	Peru	692	0	N.A.	1.298	0	N.A.
	Subtotal	53.911	50.110	7,6%	179.772	160.190	12,2%
Shopping Centers:	Chile	26.937	25.782	4,5%	76.585	58.488	30,9%
	Argentina	13.875	11.921	16,4%	39.013	35.775	9,1%
	Peru	1.196	1.336	-10,5%	4.755	4.214	12,8%
	Colombia	1.698	0	N.A.	5.674	0	N.A.
	Subtotal	43.707	39.039	12,0%	126.027	98.477	28,0%
Financial Services:	Chile	41.873	35.261	18,8%	115.183	106.670	8,0%
	Argentina	8.910	7.506	18,7%	25.367	23.395	8,4%
	Brazil	928	551	68,3%	3.193	2.902	10,0%
	Peru	2.854	1.543	85,0%	6.081	2.062	194,9%
	Colombia	2.869	0	N.A.	8.334	0	N.A.
	Subtotal	57.435	44.861	28,0%	158.158	135.029	17,1%
Others:	Chile	-36.721	-34.079	7,8%	-110.777	-104.350	6,2%
	Argentina	-11.996	-5.475	119,1%	-20.876	-17.195	21,4%
	Peru	747	765	-2,4%	1.423	1.348	5,6%
	Subtotal	-47.969	-38.789	23,7%	-130.229	-120.197	8,3%
TOTAL GROSS PROFIT		665.364	582.625	14,2%	1.980.743	1.722.545	15,0%

Conciliation Financial Retail Chile and Argentina

	Including Discont. Op.	Discont. Op. *	FECU
3Q13
Revenues	2.501.303.770	(67.320.857)	2.433.982.913
Gross Profit	717.717.412	(52.353.270)	665.364.142
EBITDA	176.303.648	29.409.805	146.893.843

3Q12
Revenues	2.201.736.004	(67.725.776)	2.134.010.228
Gross Profit	625.391.502	(42.766.477)	582.625.025
EBITDA	176.994.828	14.615.853	162.378.975

9M 2013
Revenues	7.477.750.405	(198.087.203)	7.279.663.202
Gross Profit	2.122.862.650	(142.119.869)	1.980.742.781
EBITDA	472.162.852	57.126.888	415.035.964

9M 2012
Revenues	6.568.429.429	(204.197.459)	6.364.231.970
Gross Profit	1.852.609.854	(130.064.603)	1.722.545.251
EBITDA	479.179.491	47.286.962	431.892.529
*Results of Chile & Argentina from Financial Retail Op.

www.cencosud.com

CONSOLIDATED BALANCE SHEET

(In millions of Chilean pesos as of September 30th, 2013)

	Sep-13 MM Ch$	Dec-12 MM Ch$	Variation	%
Current Assets:
Cash and cash equivalents	104.387	235.687	-131.300	-55,7%
Other financial assets, current	24.884	68.167	-43.283	-63,5%
Other non-financial assets, current	17.212	9.909	7.303	73,7%
Trade receivables and other receivables	466.158	497.887	-31.730	-6,4%
Receivables from related entities, current	11.662	65.438	-53.775	-82,2%
Inventory	1.011.584	910.842	100.742	11,1%
Current tax assets	29.405	30.872	-1.467	-4,8%
Total current assets other from non-current assets classified as held for sale	1.665.292	1.818.802	-153.510	-8,4%
Non-current Assets classified as held for sale	857.015	849.071	7.944	0,9%
TOTAL CURRENT ASSETS	2.522.307	2.667.873	-145.566	-5,5%
Non-Current Assets
Other financial assets, non-current	38.123	41.007	-2.884	-7,0%
Other non-financial assets, non-current	38.882	38.279	602	1,6%
Trade receivable and other receivables, non current	25.997	25.924	74	0,3%
Equity method investment	44.008	42.260	1.748	4,1%
Intangible assets other than goodwill	346.751	337.986	8.765	2,6%
Goodwill	1.663.845	1.721.555	-57.710	-3,4%
Property, plant and equipment	3.097.700	3.132.993	-35.293	-1,1%
Investment property	1.494.023	1.471.344	22.679	1,5%
Current Tax assets, non-current	19.037	3.949	15.088	382,0%
Deferred income tax assets	271.183	239.245	31.938	13,3%
TOTAL NON-CURRENT ASSETS	7.039.549	7.054.542	-14.993	-0,2%

TOTAL ASSETS	9.561.856	9.722.415	-160.559	-1,7%
Current Liabilities:
Other financial liabilities, current	415.171	1.038.630	-623.459	-60,0%
Trade payables and other payables	1.590.709	1.856.822	-266.112	-14,3%
Payables to related entities, current	811	974	-164	-16,8%
Provisions and other liabilities	24.568	22.764	1.804	7,9%
Current income tax liabilities	51.783	45.852	5.931	12,9%
Current provision for employee benefits	102.986	76.266	26.720	35,0%
Other non-financial liabilities, current	39.043	84.317	-45.273	-53,7%
TOTAL LIABILITIES INCLUDED IN GROUPS OF ASSETS CLASSIFIED AS HELD FOR SALE	2.225.072	3.125.625	-900.553	-28,8%
Liabilities included in groups of assets classified as held for sale	663.831	618.829	45.002	7,3%
TOTAL CURRENT LIABILITIES	2.888.903	3.744.454	-855.551	-22,8%
Non-current liabilities
Other financial liabilities	1.907.893	1.932.374	-24.481	-1,3%
Trade accounts payable	9.005	7.411	1.594	21,5%
Provisions and other liabilities	109.398	111.321	-1.923	-1,7%
Deferred income tax liabilities	452.520	443.734	8.785	2,0%
Current tax liabilities	0	0	0	N.A.
Other non-financial liabilities, non-current	68.851	70.909	-2.059	-2,9%
TOTAL NON-CURRENT LIABILITIES	2.547.666	2.565.749	-18.084	-0,7%

TOTAL LIABILITIES	5.436.569	6.310.203	-873.634	-13,8%
Equity:
Paid-in Capital	2.321.381	1.551.812	769.569	49,6%
Retained earnings (accumulated losses)	1.925.054	1.866.746	58.309	3,1%
Issuance premium	526.633	477.341	49.292	10,3%
Other reserves	-649.018	-484.364	-164.653	34,0%
Net equity attributable to controlling shareholders	4.124.051	3.411.534	712.517	20,9%
Non-controlling interest	1.236	678	558	82,4%
TOTAL NET EQUITY	4.125.287	3.412.212	713.075	20,9%

TOTAL NET EQUITY AND LIABILITIES	9.561.856	9.722.415	-160.559	-1,7%

www.cencosud.com

Reconciliation of Non-IFRS Measures to (Profit/Loss)

This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA, These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’ results of operations from management’s perspective, Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS,

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes, EBITDA represents EBIT plus depreciation and amortization expense, Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below, We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with a supplemental measure of our operating performance,

We believe EBIT, EBITDA and Adjusted EBITDA are an important supplemental measure of operating performance because they eliminate items that have less bearing on our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures, We also believe that securities analysts, investors and other interested parties frequently use EBITDA in the evaluation of issuers, many of which present EBITDA when reporting their results,

Our management also uses EBITDA and Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess our ability to meet our future debt service, capital expenditure and working capital requirements and assess our ability to pay dividends on our capital stock,

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools, For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us, Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us,

We believe that the presentation of the non-IFRS measures described above is appropriate, However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS, Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only supplementally, In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies,

www.cencosud.com

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	Third Quarter			Nine-Month, ended September 30th
	2013	2012		2013	2012
Adjusted EBITDA Composition	CLP MM	CLP MM	D%	CLP MM	CLP MM	D%

Profit (Loss)	43.660	66.913	-34,8%	72.311	160.490	-54,94%
Net Financial Costs	52.940	36.562	44,8%	158.235	111.132	42,38%
Result from Indexation Units	8.113	2.702	200,2%	11.741	16.269	-27,83%
Result from Exchange Variations	-3.100	-3.652	-15,1%	24.356	708	3340,36%
Income taxes	14.581	23.398	-37,7%	62.233	68.589	-9,27%
Depreciation & Amortization	48.466	36.415	33,1%	145.857	102.944	41,68%
Revaluation of Investment Properties	-17.832	-18.808	-5,2%	-35.335	-57.967	-39,04%
Net Financial Costs, Result from Exchange variations & Indexation Units, Income Taxes from discontinued operations	16.681	10.821	54,1%	36.315	31.847	14,03%
Adjusted EBITDA	163.509	154.352	5,9%	475.711	434.012	9,61%

Quarter ended September 30, 2013 (in millions of Ch$)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Adjustment for Discontinued Operations	Consolidated
Profit (loss) attributable to controlling shareholders	59.265	53.240	13.838	-2.469	30.433	-110.647		43.660
Profit attributable to non-controlling shareholders	0	0	0	0	0	0		0
Net Income	59.265	53.240	13.838	-2.469	30.433	-110.647		43.660
Financial Expense (net)	0	0	0	0	0	62.491	-9.552	52.940
Income Tax Charge	0	0	0	0	0	21.686	-7.105	14.581
EBIT	59.265	53.240	13.838	-2.469	30.433	-26.470	-16.657	111.180
Depreciation and Amortization	34.036	611	4.919	6.174	1.049	1.678		48.466
EBITDA	93.301	53.851	18.757	3.704	31.482	-24.791		176.304
Exchange differences	0	0	0	0	0	-3.076	-24	-3.100
Increase on Revaluation of Investment Properties	0	-17.832	0	0	0	0		-17.832
(Losses) gains from indexation	0	0	0	0	0	8.113		8.113
Adjusted EBITDA	93.301	36.019	18.757	3.704	31.482	-19.754		163.509

Nine-month ended September 30, 2013 (in millions of Ch$)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Adjustment for Discontinued Operations	Consolidated
Profit (loss) attributable to controlling shareholders	174.206	135.309	45.581	6.726	61.564	-351.075		72.311
Profit attributable to non-controlling shareholders	0	0	0	0	0	0		0
Net Income	174.206	135.309	45.581	6.726	61.564	-351.075		72.311
Financial Expense (net)	0	0	0	0	0	186.021	-27.787	158.235
Income Tax Charge	0	0	0	0	0	67.974	-5.741	62.233
EBIT	174.206	135.309	45.581	6.726	61.564	-97.080	-33.528	292.779
Depreciation and Amortization	103.603	1.778	14.521	18.306	2.981	4.668		145.857
EBITDA	277.810	137.087	60.103	25.031	64.544	-92.412		472.163
Exchange differences	0	0	0	0	0	38.884	-2.787	36.096
Increase on Revaluation of Investment Properties	0	-35.335	0	0	0	0		-35.335
(Losses) gains from indexation	0	0	0	0	0	0		0
Adjusted EBITDA	277.810	101.751	60.103	25.031	64.544	-53.528		475.711

www.cencosud.com

Quarter ended September 30, 2012 (in millions of Ch$)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Adjustment for Discontinued Operations	Consolidated
Profit (loss) attributable to controlling shareholders	69.744	52.260	18.891	-1.784	17.152	-89.350		66.913
Profit attributable to non-controlling shareholders	0	0	0	0	0	0		0
Net Income	69.744	52.260	18.891	-1.784	17.152	-89.350	0	66.913
Financial Expense (net)	0	0	0	0	0	46.206	-9.644	36.562
Income Tax Charge	0	0	0	0	0	27.461	-4.063	23.398
EBIT	69.744	52.260	18.891	-1.784	17.152	-15.683	-13.707	126.873
Depreciation and Amortization	21.740	821	4.539	6.074	907	2.335		36.415
EBITDA	91.484	53.081	23.429	4.289	18.059	-13.348	-13.707	163.288
Exchange differences & (losses) gains from indexation	0	0	0	0	0	-3.835	4.785	950
Increase on Revaluation of Investment Properties	0	-18.808	0	0	0	0		-18.808
Adjusted EBITDA	91.484	34.274	23.429	4.289	18.059	-17.183		154.352

Nine-month ended September 30, 2012 (in millions of Ch$)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Adjustment for Discontinued Operations	Consolidated
Profit (loss) attributable to controlling shareholders	202.881	139.752	49.173	2.296	56.131	-289.741		160.490
Profit attributable to non-controlling shareholders	0	0	0	0	0	0		0
Net Income	202.881	139.752	49.173	2.296	56.131	-289.741		160.490
Financial Expense (net)	0	0	0	0	0	139.532	28.400	167.932
Income Tax Charge	0	0	0	0	0	76.213	7.624	83.836
EBIT	202.881	139.752	49.173	2.296	56.131	-73.997		376.235
Depreciation and Amortization	62.452	1.773	13.045	19.298	2.456	3.920		102.944
EBITDA	265.332	141.525	62.217	21.594	58.587	-70.076		479.179
Exchange differences & Indexation Units	0	0	0	0	0	12.800	12.817	25.617
Increase on Revaluation of Investment Properties	0	-57.967	0	0	0	0		-57.967
Adjusted EBITDA	265.332	83.558	62.217	21.594	58.587	-57.276		434.012

www.cencosud.com